UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

IDO Security Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

449399 104

(CUSIP Number)

Gil Stiss 41 Nahal Lacish Street, Ashdod, Israel Tel: 972-54-4455680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 449399 104

1	NAME OF REPORTING PERSON: Gil Stiss I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,950,000
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 5,100,000
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,950,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 31.9%
14	TYPE OF REPORTING PERSON: IN

*Includes 5,850,000 Shares held by Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh, whom have signed the Irrevocable Proxy described in Item 6. Mr. Stiss may be deemed to have beneficial ownership of these Shares. Mr. Stiss disclaims beneficial ownership of these Shares.

(Page 2 of 5 Pages)

Item 1. Security and Issuer

        The class of securities to which this Statement relates is shares of Common Stock, par value $0.001 per share (the “Shares”) of IDO Security Inc., a company organized under the laws of the State of Nevada (the “Issuer”), whose principal executive offices are located at 17 State Street, New York, New York 10004.

Item 2. Identity and Background

        This statement on Schedule 13D is being filed by Gil Stiss.

        Mr. Stiss currently serves as the chief technology officer of the wholly owned subsidiary of the Issuer, IDO Security Ltd., whose principal offices located at 6 Sapir Street, Reshon- Lezion, Israel. Mr. Stiss address is 41 Nahal Lacish Street, Ashdod 77707, Israel. Mr. Stiss is an Israeli citizen.

        During the last five years, Mr. Stiss has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating.

Item 3. Source and Amount of Funds or Other Consideration

        On July 21, 2006, pursuant to a Stock Purchase Agreement, the Issuer issued 1,700,000 Shares to Gil Stiss for a total consideration of US$17,000. The source of funds for the consideration was personal funds. In June 2007, following a three-for-one forward stock split, the Issuer issued additional 3,400,000 Shares to Mr. Stiss.

Item 4. Purpose of Transaction

        On July 21, 2006, Mr. Stiss acquired, in a private placement, 5,100,000 Shares (following a three-for-one forward stock split) for investment purposes, but intend to review his investment in the Shares on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors may at any time determine to increase or decrease the amounts of his investments in the Shares.

        Mr. Stiss does not presently has any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

(a)	By virtue of the Irrevocable Proxy signed by Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh, the aggregate number and percentage of Shares beneficially owned by Mr. Stiss is 10,950,000 Shares, or approximately 31.9% of the outstanding Shares, based on 34,336,250 Shares outstanding as of November 19, 2007.

(b)	Mr. Stiss has the sole power to vote or direct the vote of 5,100,000 Shares and has the sole power to dispose or direct the disposition 5,100,000 Shares.

(c)	Mr. Stiss has not effected any transaction in the Shares of the Issuer during the past sixty days.

(d)	Not Applicable.

(e)	Not Applicable.

The shares held by Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh may, for purposes of Section 13(d) of the Exchange Act, be deemed to be beneficially owned by Mr. Stiss pursuant to the Irrevocable Proxy signed by them in favor of Mr. Stiss. Mr. Stiss disclaims beneficial ownership of any Shares held by Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh.

(Page 3 of 5 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Pursuant to the terms and conditions of that certain Irrevocable Proxy dated June 4 and June 5, 2006, Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh granted a proxy covering an aggregate of 5,850,000 Shares to Mr. Stiss. Of such amount, Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh were the record owners of 2,700,000, 300,000, 600,000, 2,250,000, respectively, of the Shares subject to such proxy.

        Under the terms of that proxy, each of the Shareholders has irrevocably granted to, and appointed, Mr. Stiss and any nominee of Mr. Stiss, its proxy and attorney-in-fact, for and in the name, place, and stead of the Shareholder, with respect to any and all aspects of his shareholdings in the Issuer, including, without limiting the foregoing generality (i) receiving any notices the Issuer may deliver to its shareholders, pursuant to the Issuer’s Certificate of Incorporation or By Laws, as amended, any shareholders agreement, applicable law or otherwise, (ii) attending all meetings of the shareholders of the Issuer and voting such securities at any meeting of the shareholders of the Issuer (and at any postponements or adjournments thereof) and waiving all minimum notice requirements for such meetings of shareholders, (iii) executing any consents or dissents in writing without a meeting of the shareholders of the Issuer to any corporate action thereof, (iv) waiving any preemptive right, right of first refusal, right of first offer, co-sale right or any other similar right or restriction to which he will be entitled by virtue of the securities, (v) giving or withholding consent or agreement to any matter which requires his consent or agreement in his capacity as a shareholder of the Issuer (whether such is required under the Certificate of Incorporation of the Issuer, as amended, any agreement to which he is a party as a shareholder or otherwise), and/or (vi) joining in making a request to convene a general meeting or class meeting of the shareholders of the Issuer or to otherwise exercise any and all powers and authorities vested within him in his capacity as a shareholder of the Issuer (in each of the foregoing cases, to the fullest extent that he will be entitled to act so, and in the same manner and with the same effect as if the undersigned was personally present at any such meeting or voting such securities or personally acting on any matters submitted to shareholders for approval or consent).

Item 7. Material to Be Filed as Exhibits

99.1	Form of Irrevocable Proxy signed by each of Adi Levy, Roni Domintz, Avram Sirkas and Yoav Hirsh.

(Page 4 of 5 Pages)

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIL STISS /s/ Gil Stiss ——————————————

December 9, 2007

(Page 5 of 5 Pages)